Filed by The Dow Chemical Company

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Dow Chemical Company;

E. I. du Pont de Nemours and Company

Commission File No.: 001- 03433

The following are excerpts from The Dow Chemical Company’s February 2, 2016 earnings call transcript.

ANDREW N. LIVERIS – CHARIMAN AND CEO, DOW: Turning to slide 22 and looking ahead, 2016 is primed to be another big year for Dow, and our teams are squarely aligned around three clear priorities.

Priority one, deliver our 2016 plan despite these volatile macro conditions. Here you can expect us to continue controlling the things we can control, driving our productivity initiatives, realizing the benefits of our commercialized innovation, and executing ongoing price volume discipline. We will continue to reduce costs and expand margins.

Two, close the Dow Corning transaction by mid-year and deliver the related synergies.

And three, move swiftly through the key stage gates of the DowDuPont transaction, close merge co, realize synergies on an accelerated basis, and prep the intended spins. The makeup of the teams and the timeline for the transaction is available in more detail in the appendix. These are the same slides DuPont provided during their earnings call last week.

I reiterate Ed’s comments that he made during the call: “We are working on an accelerated timeframe to close the merger and deliver the synergies and the intended spins. The synergy estimates of $3 billion cost and $1 billion growth are indeed a floor, not a ceiling.”

In sum, you should expect in 2016 the same resolute focus our Dow team has demonstrated over these past several years. And speaking of our Dow team, we also announced this morning that Jim Fitterling has been appointed to the position of President and Chief Operating Officer of Dow. Since the announced merger with DuPont, Jim has been and will continue to work closely alongside me in running Dow’s operations. He will play a key role in supporting me to drive the successful completion of the merger and unleashing the full value of the three intended subsequent independent companies. His appointment is extremely well-deserved and a reflection of his abilities, and a commitment to our company over his 30-plus year career.

Now, we anticipate that the entire process to close the merger and set the companies up to be spun will take about a year-and-a-half all told. I’ll look forward to working with Jim and also with Howard Ungerleider in the office of the CEO over that time period to bring that entire process to a successful conclusion, and enable a successful leadership handover to coordinate with my own planned transition out of the company which will occur when we are set up to be spun off but no later than then end of Q2 2017.

We will continue to drive our strategic agenda and the transformational steps we are undertaking. We will deliver further productivity gains and cost reductions. We will innovate and add value for our customers, and we will drive enhanced returns for our shareholders. – And we will deliver this exciting new phase of growth manifested in the creation of DowDuPont and its three destination companies. And with that, Neal, let’s turn to Q&A.

***

NEAL SHEOREY: Thanks Levi. Andrew, before we close the call, would you like to make any final comments?

ANDREW LIVERIS: Yeah, I think I said it in my opening script, I can’t be prouder of the Dow team. 2015 was the year that we pivoted to our future. We’ve demonstrated 13 quarters in a row – 9 quarters of earnings beat. We had a revenue beat in the quarter. It was an exclamation mark! That’s the result. Howard and Jim and I working hand and glove with our team, our business leaders, have put in place the enterprise of the future, yet, if you look at the transformative deals that we’ve put in place, for that future, whether it be the Kuwait pivot, whether it be the chlorine close, whether it be the Agro Fresh sale, whether it be of course, the Dow Corning restructuring, and ultimately the DowDuPont merger to create these three great companies, you can’t put a quarter like that together, or a year like that together, unless you have a gun team, aligned to shareholder value, focused on margins, focused on costs, focused on productivity, and growing that top line based on quality share. I’m very proud of Jim and Howard, working closely with me. Jim, congratulations on your next step here. Howard and Jim and I are very committed to keep delivering for you as shareholders. Just keep watching this space, our headlines will only be about performance, and we can’t wait till we get to the merger, and then the three spins that we’ll create. Thank you Neal.

The following are slides from an investor presentation in connection with The Dow Chemical Company’s February 2, 2016 earnings call.

The Dow Chemical Company 4Q 2015 Earnings Conference Call February 2, 2016

Agenda 4Q and Full Year 2015 Overview 4Q Segment Results and 2016 Modeling Guidance 2015 Achievements and Earnings Growth Drivers 2016 Outlook and Focus

2015 Achievements
DowDuPont
JV Restructuring MEGlobal
Univation Technologies
Dow Corning
ERP Platform
$345MM Productivity
Strategic
Delivered 12% increase in operating EPS
Achieved operating EBITDA record of $9.6B
Generated $7.5B of cash flow from operating activities – a $1B increase
Increased dividend declared by 10%; completed $2.7B of share buybacks1
Financial
Reduced net debt to capitalization to 24.8% from 37.3%
Reduced net debt to operating EBITDA to 0.9x from 1.5x
Increased operating ROC 130 bps to 12.1%
Portfolio Management Dow Chlorine Products
ANGUS
AgroFresh
Sodium Borohydride
Others
Operational
New Facility Startups Sadara PE
PDH
Saudi RO Plant
Quantum Dots Facility
1. Share buybacks include $1.5B of non-cash share exchange related to the Dow Chlorine Products transaction 16

Forward Focus: 2016 Priorities

1. **Deliver operating and financial plan**

Driving Increasing Results; Delivering Shareholder Returns

DOW

Forward Focus: 2016 Priorities Deliver operating and financial plan Driving Increasing Results; Delivering Shareholder Returns Close the Dow Corning transaction by mid-year 2016 Accelerate DowDuPont key stage gates
Close merger in 2H16
Define accelerated synergy capture plans
Deliver intended spins
1 2 3 22

Implementation Planning – Indicative Milestones

4Q15
2016
2017-2018
Signed 12/11/15
Hart Scott Rodino Filings 1Q16
S4 Filings 1Q16
ROW Competi-tion Filings 1Q16/ 2Q16
Share-holder Vote 2Q16
Close 2H16
Stand Up SpinCos[1]
Complete Spins[1]
Drive close of transactions
CLOSE
Prepare to operate MergeCo
Operation of public MergeCo
Plan to operate three business portfolios & ensure synergy capture
Capture >$3B of cost synergies
Achieve 100% run-rate <24 months after close
Prepare for intended spins
Spin as soon as possible

1. *Subject to MergeCo Board approval*

Implementation Planning – Indicative Milestones Close 2H16 Signed 12/11/15 Share-holder Vote 2Q16 S4 Filings 1Q16 Hart Scott Rodino Filings 1Q16 ROW Competi-tion Filings 1Q16/ 2Q16 Complete Spins1 Stand Up SpinCos1 Capture >$3B of cost synergies Drive close of transactions 4Q15 2016 2017-2018 Prepare to operate MergeCo Plan to operate three business portfolios & ensure synergy capture Prepare for intended spins CLOSE Operation of public MergeCo Spin as soon as possible Achieve 100% run-rate <24 months after close
Subject to MergeCo Board approval
24

Joint Implementation Planning

Joint Executive Steering Team

Dow Representation	DuPont Representation
Andrew N. Liveris – CEO	**Ed Breen – CEO**
Jim Fitterling – COO	**Nick Fanandakis** – CFO
Howard Ungerleider – CFO	**Stacy Fox** – General Counsel
Charles J. Kalil – General Counsel	**David Bills** – SVP Corp. Strategy
Torsten Kraef – Corp. VP Strategy	**Linda West** – VP Corp. Planning

TRACK 1
Close MergeCo

Charles J. Kalil
Stacy Fox

TRACK 2
Capture Synergies

Jim Fitterling
Nick Fanandakis

TRACK 3
Plan for Intended Spins

Howard Ungerleider
Linda West

Joint Implementation Planning Joint Executive Steering Team Prepare “execution-ready” plans to achieve $3B cost synergies ASAP Define operating model, org. structure and linkages to “corporate” Financial and legal structure Jim Fitterling Nick Fanandakis Regulatory clearances Pro-forma financials S-4 filing and proxy process Shareholder votes Governance/Leadership of MergeCo Operations of MergeCo TRACK 1 Close MergeCo Charles J. Kalil Stacy Fox Determine scope and target timing of each SpinCo Deliver carve-out financials Legal entity restructuring TRACK 3 Plan for Intended Spins Howard Ungerleider Linda West Dow Representation DuPont Representation Ed Breen – CEO Nick Fanandakis – CFO Stacy Fox – General Counsel David Bills – SVP Corp. Strategy Linda West – VP Corp. Planning Andrew N. Liveris – CEO Jim Fitterling – COO Howard Ungerleider – CFO Charles J. Kalil – General Counsel Torsten Kraef – Corp. VP Strategy TRACK 2 Capture Synergies 25

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“DuPont”) will cause Diamond-Orion HoldCo, Inc. (“Diamond-Orion HoldCo”), to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Dow and DuPont and that also will constitute a prospectus of Diamond-Orion HoldCo. Dow, DuPont and Diamond-Orion HoldCo may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which Dow, DuPont or Diamond-Orion HoldCo may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Dow, DuPont and Diamond-Orion HoldCo through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following:

Dow	DuPont
2030 Dow Center	974 Centre Road
Midland, MI 48674	Wilmington, DE 19805
Attention: Investor Relations	Attention: Investor Relations:
1-989-636-1463	1-302-774-4994

Participants in the Solicitation

Dow, DuPont, Diamond-Orion HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2014 and its proxy statement filed on March 27, 2015, which are filed with the SEC. Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2014 and its proxy statement filed on March 23, 2015, which are filed with the SEC. A more complete description will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separation, including timing anticipated, any changes to the configuration of businesses included in the potential separation if implemented, (iii) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (v) the ability of Dow or DuPont to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (vii) uncertainty as to the long-term value of Diamond-Orion HoldCo common stock, (viii) continued availability of capital and financing and rating agency actions, (ix) legislative, regulatory and economic developments and (x) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.